

Stephen B. Boehm
Sutherland Asbill & Brennan LLP
700 Sixth Street, NW, Suite 700
Washington, DC 20001   July 10, 2015

RE: Newtek Business Services Corp.
        File Nos.: 814-01035: 333-204915

Dear Mr. Boehm:

We have the following comments on the registration statement on Form N-2 filed on June 12, 2015, by Newtek Business Services Corp. (the "Company") to register a $300 million aggregate offering of common shares, preferred shares, subscription rights, warrants and debt securities of the Company in a shelf offering under Rule 415 of the 1933 Act. The Company has elected to be regulated as a business development company ("BDC") under the provisions of the Investment Company Act of 1940 ("1940 Act"). We have reviewed the registration statement referenced above and have the following comments.

Pursuant to Release No. 33-6510, we performed a limited review of the registration statement. According to your letter of July 8, 2015, the disclosure contained in the registration statement contains no material changes from the disclosure included in the Company's initial registration statement filed with the Commission on October 1, 2013 and declared effective on November 12, 2014, except for (i) revisions reflecting the material developments relating to the Company since the effective date of the initial registration statement, (ii) information relating to the offering of certain additional types of securities, and (iii) the inclusion of updated financial information.

General

1. Whenever a comment is made with respect to disclosure in one location of the filing, it applies to similar disclosure found elsewhere.

2. Certain items of disclosure were omitted from the registration statement. We may have comments on such items when they are included in a pre-effective amendment to the registration statement.

Prospectus

3. Common shareholders should have some basis to determine and understand the maximum dilution that might be imposed upon their shares as a result of the Company's future issuances of securities. Please add appropriate risk disclosure and provide an example (i.e., a table that provides dilution amounts for a common stock offering at different prices below NAV). Further, in places where you disclose that the Company may issue shares at a price below NAV with shareholder approval, add disclosure that makes it clear that shareholders have provided such approval.

4. Page 33 states, "Typically, the debt in which we invest is not initially rated by any rating agency; however, we believe that if such investments were rated, they would be below investment grade." Please add disclosure that below investment grade securities are often referred to as Junk.

5. Page 54 states, "We target our debt investments, which are principally made through our small business finance platform under the SBA 7(a) program, to produce a coupon rate of prime plus 2.75% which enables us to generate rapid sales of loans in the secondary market, producing gains with a yield on investment in excess of 30%." If true, please disclose that the "yield on investment" is determined before, and therefore do not take into account, the payment of all of the company's expenses.

6. In your response letter, please describe the types of debt that the Company contemplates offering through this registration statement. Additionally, undertake to advise us in advance of any proposed debt offering pursuant to this registration statement and to provide for staff review the preliminary prospectus supplement relating to any debt offering by the Company. Further undertake to clear all staff comments prior to the commencement of any such debt offering whenever the preliminary prospectus supplement materially differs from the form of prospectus supplement included in this registration statement at the time of effectiveness. In this regard, please note that the prospectus supplement should, as applicable:

(1) Disclose that none of the Company's indebtedness is currently subordinated to the debt securities. It should also disclose whether there is a current intention to issue indebtedness that expressly provides that it is subordinated to the debt securities.

(2) Disclose that the debt securities are "structurally subordinated" and are "effectively subordinated" to all existing and future indebtedness of the Company and other obligations of its subsidiaries, financing vehicles and similar facilities. The significance of the debt securities being structural subordinated and effectively subordinated should be explained in plain English, specifically highlighting how such subordination affects the rights and priorities of the holders of the debt securities. Also, disclose the approximate total dollar amount of all liabilities and obligations to which the debt securities being offered are structurally subordinated and effectively subordinated.

(3) Refrain from using the word "senior" in the title of any debt securities issued by the Company, or when describing/identifying their ranking, if the debt securities are not

contractually senior in right of repayment to the other outstanding obligations of the Company. Even where the Company's debt securities are contractually senior in right of repayment to the other outstanding obligations of the Company, consider the appropriateness of referring to the debt securities as "senior" when they are also structurally subordinated to the obligations of the Company's subsidiaries, financing vehicles and similar facilities.

(4) Disclose that the debt securities will not be subject to any sinking fund and explain the significance thereof; for example, state that no amounts will be set aside for the express purpose of repayment of principal and any unpaid interest on the debt securities, and that repayment of the debt securities will depend upon the financial condition of the Company and its subsidiaries as they exist as of the maturity date of the debt securities.

7. Please add an undertaking that the Company will file, during any period in which offers or sales are being made, a post-effective amendment if it determines to conduct one or more offerings of the Company's common shares at a price below its net asset value per common share at the date the offering is begun and such offering or offerings will result in greater than a 15% dilution to the Company's net asset value per common share.

8. Please add that the Company undertakes in the event that the securities being registered are to be offered to existing stockholders pursuant to warrants or rights, and any securities not taken by shareholders are to be reoffered to the public, to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by the underwriters during the subscription period, the amount of unsubscribed securities to be purchased by underwriters and the terms of any subsequent underwriting thereof. Registrant further undertakes that if any public offering by the underwriters of the securities being registered is to be made on terms differing from those set forth on the cover page of the prospectus, the Registrant shall file a post-effective amendment to set forth the terms of such offering.

9. Please add an undertaking to file a post-effective amendment to the registration statement, and to suspend any offers or sales pursuant the registration statement until such post-effective amendment has been declared effective under the 1933 Act, in the event the shares of Registrant are trading below its net asset value and either (i) Registrant receives, or has been advised by its independent registered accounting firm that it will receive, an audit report reflecting substantial doubt regarding the Registrant's ability to continue as a going concern or (ii) Registrant has concluded that a material adverse change has occurred in its financial position or results of operations that has caused the financial statements and other disclosures on the basis of which the offering would be made to be materially misleading.

10. We note that you have not yet filed prospectus supplements. We may have additional comments when they are submitted as exhibits to the registration statement.

Exhibits

11. Please file as an exhibit the legality opinion in respect of each category of security being registered, and related consent of counsel, with your next pre-effective amendment. In this regard, it appears that the terms of the actual offerings from this registration statement have not yet been authorized by the Company's Board of Directors. Therefore, in your response letter, provide an undertaking on behalf of the Company to file, in a post-effective amendment with each takedown from this shelf registration statement, an unqualified legality opinion and related consent of counsel that will be consistent with the views set forth in Staff Legal Bulletin No. 19 (CF).

Accounting Comments

12. Please file an updated consent from McGladrey LLP with the amended N-2 filing.

13. Please file an updated audit report for the Senior Securities table.

14. In your response, confirm that the financial statements of all wholly owned and all substantially owned subsidiaries are consolidated with the financial statements of the Company.

15. Confirm that the Company performs a quarterly analysis as to whether the disclosure requirements of Rules 3-09 or 4-08(g) of Regulation S-X should be applied for any unconsolidated subsidiaries.

    o The Staff believes that Rules 3-09 and 4-08(g) of Regulation S-X apply to BDCs and RICs. Rule 3-09 of Regulation S-X is applicable for a majority owned subsidiary (greater than 50% ownership) that is not consolidated by the Registrant. Rule 4-08(g) of Regulation S-X is applicable for subsidiaries (generally, 25% or more ownership) not consolidated.

    o *See* definition of subsidiary in 1-02 (x) of Regulation S-X and definition of affiliate in Section 602(a) of Regulation S-X.

16. In the Fees and Expenses table on page 18, if the Company has included proceeds from the offering in the calculation of the annual expenses, include in a footnote the assumptions used.

17. In the table on page 51, Price Range of Common Stock and Distributions, consider disclosing the date that the Company became an investment company.

18. In the Accompanying Notes to the Consolidated Financial Statements, include a discussion of the nature of the "servicing income" fees received by the Company similar to the discussion of the "interest income" and "other income." Please include a detailed discussion on "other income" and "servicing income" in the Accompanying Notes to the Financial Statements so that shareholders may assess the nature of the income and

whether it is recurring or non-recurring income. Refer to the issue discussed at the September 16, 2014, AICPA Expert Panel Meeting:

> *(c) The SEC staff discussed it may be important for BDC shareholders to understand the amount of income generated by BDCs that is non-recurring. The SEC staff noted that BDCs may receive certain non-recurring fees from their borrowers, including up-front fees (e.g., financing fees or structuring fees) and back-end fees (e.g., prepayment fees or unamortized original issue discount (OID)). However, BDCs generally have not disclosed the impact of these non-recurring fees on earnings and/or yield (e.g., in either the financial statements or in Management's Discussion and Analysis). The SEC staff believes disclosure of the impact of non-recurring fees on earnings and/or yield could be important to the users of financial statements to help investors analyze the BDC's potential future cash flows and dividend sustainability.*

19. Please confirm that the Company either (1) has sufficient cash and/or liquid assets to cover the amount of unfunded commitments that are currently outstanding; and (2) will not sell additional shares unless it has sufficient cash and/or liquid assets to cover the amount of unfunded commitments that are outstanding at the time of any such issuance or sale. Also, please identify such cash and/or liquid assets. As an alternative to the foregoing test, please provide a representation that the Company has 200% asset coverage when it issues or sells its shares. Please provide the numbers supporting the calculation made in one of the two foregoing tests.

20. The Company should disclose individually the extended fair value of any unfunded commitments either in the notes to the financial statements or in the Schedule of Investments. See the AICPA Expert panel minutes from January 2006.

21. Please confirm that the Company has included the principle amount outstanding of borrowings as senior securities and that it is calculating asset coverage per unit based on the par value of its senior securities.

22. The Senior Securities table on page 86 discloses asset coverage by class of senior securities. Consider adding a total so that shareholders may see the overall asset coverage for each year.

23. The Company's Consolidated Schedule of Investments needs to be in compliance with – Regulation S-X 12-14, Investments In and Advances to Affiliates. This disclosure has not been included in the 10-K. Confirm that in future periodic and annual filings, the Company will comply with the requirements of 12-13 and (a) List each issue separately and group (1) investments in majority-owned subsidiaries, segregating consolidated subsidiaries; (2) other controlled companies; and (3) other affiliates; and (b) If during the period there has been any increase or decrease in the amount of investment in and advance to any affiliate, state in a footnote (or if there have been changes to numerous affiliates, in a supplementary schedule) (1) name of each issuer and title of issue or nature of indebtedness; (2) balance at beginning of period; (3) gross additions; (4) gross reductions; (5) balance at close of period as shown in Column E. Include in the footnote

or schedule, comparable information as to affiliates in which there was an investment at any time during the period even though there was no investment at the close of the period of the report.

24. Page 160 of the Prospectus includes the Consolidated Schedule of Portfolio Companies. Some of the portfolio companies are marked with footnotes but the explanation of the footnotes appears to be missing. Ensure the explanations are included in the amended filing.

25. The Consolidated Schedule of Portfolio Companies on page 161 includes a section for Affiliated Investments. Ensure the presentation of the categories is consistent with the presentation in the Consolidated Schedule of Investments, which must comply with the requirements of Regulation S-X 12-14. It appears the investments currently listed as "Affiliated Investments" may need to be listed as "Controlled Investments." Please explain to the Staff in correspondence the structure of the investments that are listed as wholly owned, e.g. Automated Merchant Services, Inc., Business Connect, LLC, CCC Real Estate Holdings Co., CDS Business Services, Inc., etc. Are these portfolio companies wholly owned or substantially owned? If either, please explain why they are not consolidated. Do any of these entities operate as an extension of the Company?

26. In the Condensed Consolidated Statement of Net Assets and Liabilities as well as the Consolidated Balance Sheet, include parenthetically the relevant Note included in the Accompanying Notes to the Financial Statements discussing the commitments and contingencies.

27. In the Condensed Consolidated Statement of Changes in Net Assets ensure any distributions that represent a tax return of capital are separately identified (ASC 946-205-45-3.) Ensure the presentation in the Financial Highlights is consistent with the Statement of Changes. Details of distributions should conform to those shown in the Statement of Changes in Net Assets.

28. Ensure that going forward the Condensed Statement of Changes in Net Assets and the Consolidated Statement of Changes in Net Assets/Stockholders' Equity are presented in compliance with the presentation requirements of Regulation S-X 6-09.

29. The Company has had distributions in excess of Net Investment Income. Do these amounts represent a tax return of capital? If so, there should be no reference to yield but to a distribution rate, as yield connotes a distribution of income. In addition, please confirm compliance with Rule 19a-1 if a distribution other than income was paid to shareholders.

30. On page F-39, Footnote (5) identifies the investments in the portfolio that are "Controlled Investments." The Portfolio of Investments identifies the investments as "Affiliated Investments." Please explain the discrepancy and ensure going forward that the Portfolio of Investments is categorized in accordance with the requirements of Regulation S-X 12-14.

31. In the Footnotes to the Schedule of Investments, include the percentage of non-qualifying assets under Section 55(a) of the 1940 Act.

32. In the Accompanying Notes to the Financial Statements, identify by name the wholly owned and substantially owned subsidiaries that are consolidated into the Financial Statements of the Company.

33. To the extent that the "Cash and Cash Equivalents" line in the balance sheet includes any money market funds or short term investments, those investments should be identified in the Schedule of Investments. Page F-73 states the Company considers as cash equivalents all highly liquid investments with maturities of three months or less when purchased.

34. In the Fair Value Measurements Note disclosed in the Accompanying Notes to the Financial Statements, identify the fair value of the portfolio investments by technique. For example, the Affiliate Investments include fair value at period end under the technique "Market Comparable Companies EBITDA multiples." However, there are other various techniques including "Market Comparable Companies Revenue Multiples" and "Discounted Cash Flow" as well.

35. The Footnotes identified on page F-129 need to be enhanced so a reader of the Financial Statements understands the ownership of the portfolio companies identified in the Schedule of Investments under the 'Affiliated Investments" heading. A number of the portfolio holdings are held by a subsidiary of Newtek Business Services Corp. as well as a non-affiliate. Please clarify going forward, for example, that Exponential of New York, LLC is a subsidiary of Newtek Business Services Corp and Advanced Cyber Security Systems is a holding of Exponential of New York, LLC. In your response, confirm the relationship between the entities listed in footnotes (6)-(15) and the Company. If these are consolidated entities, ensure they are identified as such in the Accompanying Notes to the Financial Statements. Note 14 of the Notes to the Consolidated Financial Statements identifies a number of portfolio companies as being non-controlling interests of the Company. Please explain further the structure and control of these portfolio companies since they seem to have been consolidated with the Financial Statements of the Company.

36. Page F-154 discloses Transactions with Affiliated Companies. In your response, please explain why Universal Processing Services of Wisconsin, LLC and Crystaltech Web Hosting, Inc. are not included.

37. Please ensure going forward that the Company includes all required financial statement disclosures for all related party transactions including the following disclosures required by ASC 850:

- The nature of the relationships involved.
- A description of the transactions, including transactions where no dollar amounts or nominal amounts are involved, for each of the reporting periods where income statements are presented; additionally, other information deemed necessary to gain an understanding of the effects of the transactions on the financial statements should be disclosed.

- The dollar amounts of the transactions for each of the reporting periods where income statements are presented, along with the effects of any change in the method of establishing the terms of the transactions when compared to the method used in the preceding reporting period.
- Amounts due to or from related parties as of each financial statement date and, if not otherwise apparent, the terms and manner of settlements related to those amounts.

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The staff may have additional comments on disclosure made in response to these comments, on information supplied supplementally, or on remaining exhibits. Please respond to the foregoing in a pre-effective amendment with changed material marked in conformity with rule 210 under Regulation S-T. The Fund should provide a response to all comments. Where no changes will be made in the filing in response to a comment made in this letter, please indicate this fact in your letter and briefly state the basis for your position.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an for an informed decision. Since the Company and its management are in possession of all facts relating to the Company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

- The Company is responsible for the accuracy and adequacy of the disclosure in the filings;
- Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings;
- The Company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

If you have questions regarding this comment letter or the filing, please call me at (202) 551-6970.

Sincerely,

Mary A. Cole
Senior Counsel

Sheila Stout
Senior Staff Accountant